    Request for Acceleration of Effective Date of Registration Statement of
                       Oppenheimer Variable Account Funds
       Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

March 7, 2008

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

     Re:  Form N-14 Registration Statement of Oppenheimer Variable Account Funds
          File No. 333-148748

To the Securities and Exchange Commission:

Oppenheimer Variable Account Funds (the "Registrant"), on behalf of its series
Oppenheimer Core Bond Fund/VA, and OppenheimerFunds Distributor, Inc., as
general distributor of the Registrant's shares ("OFDI"), hereby request acceleration of Pre-Effective Amendment No. 1 to the Registrant's Form N-14
registration statement, which was filed with the Commission on March 7, 2008
("Registration Statement").  The Registrant and OFDI request that the effective date of the Registration Statement be accelerated to March 7, 2008 (or as soon thereafter as practicable).  The Registrant filed the initial Form N-14 registration statement on January 18, 2008.

         The undersigned hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Oppenheimer Variable Account Funds

                                            By:      /s/ Phillip S. Gillespie
                                                     ------------------------
                                                     Phillip S. Gillespie,
                                                     Assistant Secretary

                                            OppenheimerFunds Distributor, Inc.

                                            By:      /s/ Robert G. Zack
                                                     -----------------------
                                                     Robert G. Zack, General
                                                     Counsel and Director